Exhibit 99.3

IMPERIAL CHEMICAL INDUSTRIES PLC

ANNUAL GENERAL MEETING 2005

ICI announces that the following Resolutions were

passed at the Annual General Meeting of ICI shareholders held on

Wednesday, 25th May 2005 and the results of the poll are shown below.

Ordinary Resolutions

1.	To receive the Annual Report and Accounts for the year ended 31 December 2004

Votes for:	732,279,246 – 99.96% (of the shares voted)
Votes against:	310,371 – 0.04% (of the shares voted)

Vote withheld:*	35,286,864

2.	To approve the Directors’ Remuneration Report

Votes for:	739,536,508 – 98.79% (of the shares voted)
Votes against:	9,055,023 – 1.21% (of the shares voted)

Vote withheld:*	19,284,950

3.	To confirm the first and second interim dividends

Votes for:	759,961,990 – 99.99% (of the shares voted)
Votes against:	93,126 – 0.01% (of the shares voted)

Vote withheld:*	7,821,365

4.	To re-elect Mr A Baan as a Director

Votes for:	751,588,687 – 98.91% (of the shares voted)
Votes against:	8,320,139 – 1.09% (of the shares voted)

Vote withheld:*	7,967,655

5.	To re-elect Lord Butler as a Director

Votes for:	758,630,566 – 99.84% (of the shares voted)
Votes against:	1,239,071 – 0.16% (of the shares voted)

Vote withheld:*	8,006,844

6.	To elect Mr J T Gorman as a Director

Votes for:	758,881,942 – 99.87% (of the shares voted)
Votes against:	1,022,991 – 0.13% (of the shares voted)

Vote withheld:*	7,971,548

7.	To elect Mr W H Powell as a Director

Votes for:	756,001,653 – 99.48% (of the shares voted)
Votes against:	3,917,581 – 0.52% (of the shares voted)

Vote withheld:*	7,957,247

8.	To elect Mr C F Knott as a Director

Votes for:	756,073,660 – 99.49% (of the shares voted)
Votes against:	3,840,186 – 0.51% (of the shares voted)

Vote withheld:*	7,962,635

9.	To adopt new Articles of Association

Votes for:	758,665,560 – 99.82% (of the shares voted)
Votes against:	1,344,088 – 0.18% (of the shares voted)

Vote withheld:*	7,866,833

10.	To re-appoint KPMG Audit plc as Auditor

Votes for:	758,203,342 – 99.77% (of the shares voted)
Votes against:	1,781,822 – 0.23% (of the shares voted)

Vote withheld:*	7,891,317

11.	To authorise the Directors to agree the Auditor’s remuneration

Votes for:	757,879,331 – 99.93% (of the shares voted)
Votes against:	553,948 – 0.07% (of the shares voted)

Vote withheld:*	9,443,202

12.	To renew the Directors' general authority to allot shares

Votes for:	752,806,526 – 99.09% (of the shares voted)
Votes against:	6,905,090 – 0.91% (of the shares voted)

Vote withheld:*	8,164,865

Special Resolutions

13.	To renew the Directors' authority to disapply pre-emption rights

Votes for:	758,130,288 – 99.38% (of the shares voted)
Votes against:	4,735,616 – 0.62% (of the shares voted)

Vote withheld:*	5,010,577

14.	To renew the Company's authority to purchase its own shares

Votes for:	758,439,802 – 99.93% (of the shares voted)
Votes against:	558,723 – 0.07% (of the shares voted)

Vote withheld:*	8,877,956

* Please note that ‘Vote withheld’ is not a vote in law and is not counted in the calculation of the proportion of votes ‘For’ and ‘Against’ a Resolution.